ZEN Graphene Solutions Provides Corporate Update

Thunder Bay, ON - May 8, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN) reports on the following corporate activities and agreements:

Warrants Extension

ZEN will be applying to the TSX Venture Exchange (the "Exchange") for approval to extend the expiry date of 655,848 common share purchase warrants. On June 22, 2018, the Corporation completed a private placement issuing 1,311,693 units (the "Units") at a price of $0.55 per Unit. Each Unit was comprised of one common share in the capital stock of the Company and one-half (½) of one purchase warrant (a "Warrant"), with each whole such Warrant exercisable into one common share at an exercise price of $0.80 per common share until June 22, 2020.

The Company is proposing to extend the expiry date of the warrants by an additional 12 months to June 22, 2021. All other terms and conditions of the warrants will remain the same. The proposed extension of the expiry date is conditional upon the receipt of approval from the Exchange.

Shares for Debt Agreements

ZEN has also entered into an agreement to issue 115,711 Common Shares to settle an aggregate amount of $45,200 owed to AGORA Internet Relations Corp. All securities issued in exchange for debt will be subject to a hold period from the date of issuance in accordance with applicable securities laws.

The Company also reports the issuance of shares in connection with its previously announced shares for debt agreement with Alphabet Creative. The Company issued 47,222 common shares at a deemed price of $0.36 per common share in settlement of a debt of $17,000 owed by the Company. The common shares issued in connection with the shares for debt agreement were subject to a hold period until May 1, 2020, in accordance with applicable securities laws.

Stock Option Grant

The Board of Directors of ZEN has also granted stock options ("Options") today, to its directors and certain officers, employees and consultants. These Options are exercisable for an aggregate of 750,000 Common Shares, at an exercise price of $0.40 per Common Share for a period of five years from the date of grant. Each director of the Company was granted 50,000 options which will vest as to one-third (⅓) on the date of grant, one-third (⅓) after six months of the date of grant and one- third (⅓) after 12 months of the date of grant. The remaining 500,000 options issued to officers, employees and consultants will vest as to one-third (⅓) on the date of grant, one-third (⅓) on the first anniversary of the date of grant and one-third (⅓) on the second anniversary of the date of grant.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany Graphite/Naturally PureTM is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the engagement of Storyboard by the TSX Venture Exchange and the anticipated monthly fees payable to Storyboard. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.